PGD Eco Solutions, Inc.

141 Amsterdam Rd.

Grove City, PA 16127

May 24, 2022

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:      PGD Eco Solutions, Inc.

Offering Statement on Form 1-A

Filed April 5, 2022

File No. 024-11852

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received by our legal counsel in response to your correspondence of May 23, 2022. PGD Eco Solutions, Inc. (the “Company”) requests qualification of its above-referenced offering statement. In so doing, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the specific items set forth in your correspondence of May 23, 2022, the Company responds as follows:

Amendment No. 1 to Offering Statement on Form 1-A filed May 5, 2022

Signatures, page 32

1.	Please revise to clarify that the individuals listed are also signing as directors of your company.

Response: See revisions to the Signature blocks including director in the title.

Exhibits

2.	We note your response to prior comment 5. Please file as an exhibit a revised legal opinion of counsel. We note that the opinion still refers to five million shares instead of fifty million shares referred to on the cover page of the offering circular.

Response: See revisions to the Opinion letter filed as an exhibit.

General

3.	Please ensure that you clearly refer to the securities that you are offering. In this regard, we note the: (1) reference to “Per Share/unit” on the cover page of the offering statement; (2) references to “Units” and “each Unit consisting of one share of common stock” in the Form of Subscriptions Agreement filed as exhibit 4.1; and (3) references to shares of common stock in the opinion of counsel filed as exhibit 12.1.

Response: See revisions to the subscription agreement and opinion letter filed as exhibits referencing per share/unit in all locations.

In addition, we have made the following changes:

Updated dates to reflect the filing date.

The Company hereby requests that the Commission provide final approval and qualification of the Form 1-A and related Offering Circular filed with the Commission in the form uploaded to EDGAR as soon as practicable.

Sincerely,

/s/ Paul Ogorek

CEO